

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 16, 2016

Via E-mail
Brett D. Nicholas
President and Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, NY 10013

> **Re:**   **Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2,**
> **Sequoia Mortgage Trust 2012-3, Sequoia Mortgage Trust 2012-5,**
> **Sequoia Mortgage Trust 2012-6, Sequoia Mortgage Trust 2013-1,**
> **Sequoia Mortgage Trust 2013-4, Sequoia Mortgage Trust 2013-6,**
> **Sequoia Mortgage Trust 2013-7, and Sequoia Mortgage Trust 2013-8**
> **Forms 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File Nos. 333-159791-05, 333-159791-06, 333-179292-02, 333-179292-04,**
> **333-179292-05, 333-179292-06, 333-179292-09, 333-185882-02, 333-**
> **185882-03 and 333-185882-04**

Dear Mr. Nicholas:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Forms 10-K

1. We note the tables included under Item 1122 of each Form 10-K do not include the criterion set forth in paragraph (d)(1)(v) of Item 1122 of Regulation AB, which, prior to the most recent amendments to Item 1122, the staff had previously indicated was part of the same servicing criterion under which the activity that generated the information was assessed. Please confirm that you have assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of your assessment and the auditor's attestation report of other applicable servicing criteria under Item 1122(d). Please confirm you will include Item 1122(d)(1)(v) as a separately listed criterion in all future filings.

2. Except for Sequoia Mortgage Trust 2013-6, the tables included under Item 1122 of each Form 10-K indicate that First Republic Bank is responsible for assessing compliance with Item 1122(d)(2)(iv). However, the assessment reports provided by First Republic Bank on Exhibit 33.2 or Exhibit 33.3, as applicable, indicate that First Republic Bank is not responsible for assessing compliance with this item. Please revise or advise.

Servicer Assessments of CoreLogic Tax Services, LLC
Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-3
Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-5
Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-6
Exhibit 33.4(a) to Form 10-K of Sequoia Mortgage Trust 2013-1
Exhibit 33.3(a) to Form 10-K of Sequoia Mortgage Trust 2013-4
Exhibit 33.2(a) to Form 10-K of Sequoia Mortgage Trust 2013-6
Exhibit 33.4(a) to Form 10-K of Sequoia Mortgage Trust 2013-7
Exhibit 33.4(a) to Form 10-K of Sequoia Mortgage Trust 2013-8

3. CoreLogic Tax Services, LLC's reports on its assessment of compliance with applicable servicing criteria on each Exhibit 33.1(a), 33.2(a), 33.3(a) or 33.4(a), as applicable, do not include the criterion set forth in paragraph (d)(1)(v) of Item 1122 of Regulation AB. Please confirm that in all future filings, CoreLogic's assessments and related attestation reports will include Item 1122(d)(1)(v) as a separately listed criterion.

Servicer Assessments of EverBank
Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2013-1

4. EverBank's report on its assessment of compliance with applicable servicing criteria includes a reference to Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Please be advised that on December 9, 2014, the SEC Division of Corporation Finance renamed its publicly available interpretations as Compliance and Disclosure Interpretations ("C&DIs") and the

interpretation regarding vendors engaged by servicers is now C&DI 200.06. Please confirm that in all future filings, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Andrew P. Stone, Redwood Trust, Inc.
      Phillip R. Pollock, Weintraub Tobin